EXHIBIT 99.1

FIRST AMENDING AGREEMENT

THIS AGREEMENT is dated for reference as of the 1st day of February, 2018.

AMONG:

CORAL GOLD RESOURCES LTD., a company incorporated under the laws of the Province of British Columbia

(“Coral”)

AND:

MALCOLM DAVIDSON, CPA, CA, mining executive

(“Malcolm”)

WHEREAS the parties have entered into a Change of Control Agreement dated for reference February 1, 2015 (the “Change of Control Agreement”), which has a term of three years;

AND WHEREAS the parties wish to amend and extend the terms of the Change of Control Agreement, as hereafter set forth;

NOW THEREFORE in consideration of the mutual premises contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Effective as of the date hereof, the parties have extended the Change of Control Agreement for another three years until February 1, 2021.

2. The first paragraph of section 1 of the Change of Control Agreement is hereby deleted in its entirety and amended to read as follows:

In the event that there occurs a Change of Control (as defined below) within 6 months of the effective date of such Change of Control, and if the Executive so elects to terminate his employment, or by the Company upon notice to the Executive within 3 months prior to or within 6 months after a Change of Control is announced by the Company, then the Executive will be entitled receive on the date of termination a termination payment equal to CAD $50,000, and such payment will be in addition to any other severance payments to which the Executive may be entitled in law or equity.

3. Any terms and expressions used herein but not expressly defined herein shall have the same meanings as set out in the Change of Control Agreement.

4. Subject to the foregoing amendments to the Lease, the parties hereto hereby ratify and confirm the Change of Control Agreement which is in full force and effect, and not in default, and the parties agree to be bound by the terms thereof as amended hereby.

5. This Agreement may be executed in any number of counterparts and delivered by e-mail or facsimile with the same effect as if all parties to this Agreement had signed the same document, and all counterparts will be construed together and will constitute one and the same instrument and any e-mail or facsimile signature shall be taken as an original.

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IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written.

CORAL GOLD RESOURCES LTD.

Per: “David Wolfin”

David Wolfin, President & CEO

Signed, sealed and delivered by	)
MALCOLM DAVIDSON in the presence of:	)
“Dorothy Chin”	)
)
Name	)
#900 – 570 Granville Street ))		“Malcolm Davidson”
)
Address	)	MALCOLM DAVIDSON
Vancouver, BC V6C 3P1)
)
Corporate Secretary	)
)
Occupation	)

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